Exhibit 99.1

KE Holdings Announces Proxy Voting Rights Coming into Effect

BEIJING, China, July 29, 2021 — KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE), a leading integrated online and offline platform for housing transactions and services, today announced that Propitious Global Holdings Limited (“Propitious”), the Company’s principal shareholder, has executed and delivered an Irrevocable Proxy and Power of Attorney (the “POA”). Propitious is ultimately controlled by Z&Z Trust, the beneficiaries of which are immediate family members of Mr. ZUO Hui, the founder and permanent chairman emeritus of Beike. Pursuant to the POA, Propitious irrevocably authorized Baihui Partners L.P. (the “Baihui Partnership”), an exempted limited partnership incorporated in the Cayman Islands, to exercise the voting rights represented by the 885,301,280 Class B ordinary shares of the Company held by Propitious (the “Proxy Voting Rights”).

Baihui Partnership now consists of two partners, namely Mr. PENG Yongdong and Mr. SHAN Yigang. Both of them have worked with Mr. ZUO Hui for a long time. Mr. PENG Yongdong joined Beijing Lianjia Real Estate Brokerage Co., Ltd. (“Beijing Lianjia”) in 2010 and co-founded Beike with Mr. ZUO Hui in 2018. He was appointed to be the chairman of the board on May 24, 2021 and currently serves as the chairman of the board and the chief executive officer of the Company. Mr. SHAN Yigang co-founded Dalian Haowangjiao Real Estate Brokerage Co., Ltd. in 1999, joined Beijing Lianjia in 2007 and has served as an executive director of the Company since July 2018. Mr. PENG Yongdong and Mr. SHAN Yigang are united and full of entrepreneurial spirit. They have a deep trust in and understanding on each other and share highly aligned values. The Company believes that Baihui Partnership, with the partners united as one, is able to successfully accomplish the mission and preserve the vision left by Mr. ZUO Hui in the long run.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and housing customers efficiently navigate and consummate housing transactions, ranging from existing and new home sales, home rentals, to home renovation, real estate financial solutions, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With 20 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build the industry infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “confident,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the remarks made by the management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike or its management may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Matthew Zhao

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com